

Mail Stop 3030

December 21, 2016

<u>Via E-mail</u>
Gerry B. Berg
Chief Financial Officer
Therapeutic Solutions International, Inc.
4093 Oceanside Boulevard, Suite B
Oceanside, CA 92056

> **Re: Therapeutic Solutions International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed October 31, 2016**
> **File No. 000-54554**

Dear Mr. Berg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>General</u>

1.   We note that you have not filed all the reports required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Please file your required quarterly reports on Form 10-Q for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016.

<u>Item 9A. Controls and Procedures</u>

<u>Disclosure Controls and Procedures, page 25</u>

2.   We note your statement that your principle executive officer and your principal financial officer have concluded that your disclosure controls and procedures were adequate. It does not appear that your certifying officers have reached a conclusion that your

       disclosure controls and procedures were effective as of December 31, 2015. Please amend the filing to include a clear statement disclosing your management's conclusion on whether or not your disclosure controls and procedures were effective as of December 31, 2015. Refer to the guidance in Item 307 of Regulation S-K.

3.   Further, tell us how, in reaching your conclusion, you considered the fact that this Form 10-K was filed on October 31, 2016, well outside the time periods specified in the rules and forms of the SEC. Please refer to Exchange Act Rule 13a-15(e) which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting, page 25

4.   We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the COSO framework used by your management - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and revise the report in future filings to identify the framework used.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

       Sincerely,

       /s/ Kevin J. Kuhar

       Kevin J. Kuhar
       Accounting Branch Chief
       Office of Electronics and Machinery